# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADTRAN Holdings, Inc., CIK 0000926282
CUSIP: 00486H105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 901 EXPLORER BLVD, HUNTSVILLE, Alabama (AL), 35806
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058019

## Reporting persons
- EGORA Ventures AG (f/k/a EGORA Holding GmbH): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 5,357,343; shared voting power 0; sole dispositive power 5,357,343; shared dispositive power 0; aggregate amount beneficially owned 5,357,343 (6.7258% of the class)

## Item 1. Issuer
Name of issuer: ADTRAN Holdings, Inc.
Address of issuer's principal executive offices: 901 Explorer Boulevard

## Item 2. Person Filing
Name of person filing: EGORA Ventures AG (f/k/a EGORA Holding GmbH)
Address of principal business office or, if none, residence:
Clark Hill PLC
555 South Flower Street, 24th Floor
Los Angeles, CA 90071
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,357,343
Percent of class: 6.7258%
Sole power to vote or to direct the vote: 5,357,343
Shared power to vote or to direct the vote: 5,357,343
Sole power to dispose or to direct the disposition: 5,357,343
Shared power to dispose or to direct the disposition: 5,357,343

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 6.7258%

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EGORA Ventures AG (f/k/a EGORA Holding GmbH): /s/ Nikolaus Zwick, Managing Director (03/06/2025)